William B. Masters
Direct Dial 504-582-8278
Direct Fax 504-589-8278
bmasters@joneswalker.com
February 1, 2006
Via EDGAR and
Facsimile (202) 772-9368
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Carmen Moncada-Terry

Re.	Horizon Offshore, Inc. Registration Statement on Form S-3, filed December 28, 2005 Commission File No. 333-130724
Dear Ms. Moncada-Terry:
     As we discussed, attached is a revised draft of the proposed disclosure to be included in Amendment No. 1 to the captioned Registration Statement under the heading “Where You Can Find More Information.” We believe these proposed revisions are responsive to the concerns you raised in our discussion. For your convenience, the proposed revisions are marked against the text of this prospectus section submitted with my letter dated January 31, 2006. If the staff approves our proposed changes, we will promptly file Amendment No. 1 to the captioned Registration Statement
     We greatly appreciate your expedited review of our proposed revisions and the opportunity to discuss the Registration Statement earlier today. If you have questions or comments, please feel free to contact me at your convenience at (504) 582-8278.

Sincerely,
/s/ William B. Masters
William B. Masters

cc:	David Sharp William B. Gibbens

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy that information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You can call the SEC at 1-800-SEC-0330 for more information about the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov.
     We maintain an Internet site at http://www.horizonoffshore.com that contains information about our business. The information contained at our Internet site is not part of this prospectus.
     The SEC allows us to “incorporate by reference” much of the information we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.
     We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934; provided however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:
•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004 (filed on March 31, 2005), ~~as amended by~~ Amendment No. 1 on Form 10-K/A (filed on April 28, 2005), and Amendment No.2 on Form 10-K/A (filed on August 16, 2005);

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 (filed on May 10, 2005), ~~as amended by~~ and Amendment No. 1 on Form 10-Q/A (filed on August 16, 2005);

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005 (filed on August 15, 2005);

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2005 (filed on November 9, 2005);

•	Our current reports on Form 8-K, and any amendments thereto, filed on January 21, 2005, February 11, 2005, February 18, 2005, March 17, 2005, March 31, 2005, April 5, 2005, April 27, 2005, May 10, 2005, May 25, 2005, June 16, 2005, July 7, 2005, July 8, 2005, July 20, 2005, August 8, 2005, August 10, 2005, August 11, 2005, August 16, 2005, September 19, 2005, September 27, 2005, November 1, 2005, November 9, 2005, December 12, 2005, December 22, 2005 and December 29, 2005;

•	The description of our common stock set forth under the heading “Description of Capital Stock” in our registration statement on Form S-1, File No. 333-43965, originally filed with the SEC on January 9, 1998; and

•	All documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act (other than current reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering.
     Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You should rely only on the information incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.
     At your request, we will provide you with a free copy of any of these filings. You may request copies by writing or telephoning us at:
Horizon Offshore, Inc.
2500 CityWest Boulevard, Suite 2200
Houston, Texas 77042
Attn: William B. Gibbens, III
(713) 361-2600